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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549



                                  SCHEDULE 13G



                   Under the Securities Exchange Act of 1934

                            (Amendment No.        )*


                                URS CORPORATION
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                   903236107
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ X ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposed of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                               Page 1 of 6 pages
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CUSIP No.  903236107                  13G                         Page  2  of  6



1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   HEARTLAND ADVISORS, INC.

                   #39-1078128

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                               (a)  [      ]
                                               (b)  [      ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

                WISCONSIN, U.S.A.

       NUMBER OF           5.  SOLE VOTING POWER
         SHARES            73,000
      BENEFICIALLY
        OWNED BY
          EACH
        REPORTING          6.  SHARED VOTING POWER
         PERSON            None
          WITH

                           7.  SOLE DISPOSITIVE POWER
                           904,300


                           8.  SHARED DISPOSITIVE POWER
                           None


9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       904,300


10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       10.4%


12.  TYPE OF REPORTING PERSON*

                 IA
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CUSIP No.  903236107                     13G                      Page  3  of  6



1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   HEARTLAND GROUP, INC.

                   #39-1572323

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                               (a)  [      ]
                                               (b)  [      ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

                MARYLAND, U.S.A.

       NUMBER OF           5.  SOLE VOTING POWER
         SHARES            500,000
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING           6.  SHARED VOTING POWER
        PERSON             None
         WITH

                           7.  SOLE DISPOSITIVE POWER
                           None


                           8.  SHARED DISPOSITIVE POWER
                           None


9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       500,000


10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       5.7%


12.  TYPE OF REPORTING PERSON*

                 IV
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NUMBER  903236107                               Page 4 Of 6 Pages

Item 1.
         (a) Name of Issuer:  URS Corporation

         (b) Address of Issuer's Principal Executive Offices:
                     100 California Street
                     Suite 500
                     San Francisco, CA  94111-4529

Item 2.
         (a) Name of Person Filing:    Heartland Advisors, Inc.
                                       Heartland Group, Inc.

         (b) Address of Principal Business Office:
                     Heartland Advisors, Inc.
                     790 North Milwaukee Street
                     Milwaukee, WI  53202

                     Heartland Group, Inc.
                     790 North Milwaukee Street
                     Milwaukee, WI  53202

         (c) Citizenship:    Heartland Advisors is a Wisconsin corporation.
                             Heartland Group is a Maryland corporation.

         (d) Title of Class of Securities:  Common Stock

         (e)  CUSIP Number:  903236107

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a)_____ Broker or Dealer registered under Section 15 of the Act.

     (b)_____    Bank as defined in Section 3(a)(6) of
                 the Act.

     (c)_____ Insurance company as defined in Section 3(a)(19) of the Act.

     (d)  X      Investment company registered under Section 8 of the
                 Investment Company Act of 1940 with respect to Heartland Group.

     (e)  X      Investment adviser registered under Section 203 of the
                 Investment Advisers Act of 1940 with respecct to Heartland Advisors.

     (f)_____ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement
                 Income Security Act of 1974 or Endowment Fund; see Sec 240.13d-1(b)(1)(ii)(F).

     (g)_____    Parent Holding Company, in accordance with
                 Sec 240.13d-1(b)(ii)(G) (Note:  See Item 1).

     (h)_____    Group, in accordance with
                 Sec 240.13d-1(b)(1)(ii)(H).

Item 4. Ownership.

         (a) Amount beneficially owned as of July 31, 1995:

             904,300 shares may be deemed beneficially owned within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934 by Heartland
Advisors; 500,000 shares of which may also be deemed   beneficially owned by
Heartland Group within the meaning of the Rule.


         (b) Percent of Class as of July 31, 1995:

             10.4% by Heartland Advisors, of which 5.7% may also be deemed beneficially owned by Heartland Group.

         (c) Number of shares as to which such person has:

             (i)  Sole power to vote or to direct the vote:
             Heartland Group has sole power to vote 500,000 shares. Heartland Advisors has sole voting power with respect to 73,000 shares held in investment advisory accounts.

             (ii)  Shared power to vote or to direct the vote:
             Not Applicable

             (iii)  Sole power to dispose or to direct the disposition:
             Heartland Advisors has sole dispositive power with respect to 904,300 shares held in investment advisory accounts.

             (iv)  Shared power to dispose or to direct the disposition of:
             Not Applicable.


Item 5. Ownership of Five Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:[ ]


Item 6. Ownership of more than Five Percent on Behalf of Another
        Person.

         The shares of common stock are held in investment advisory accounts of Heartland Advisors. As a result, various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities. As reported herein, the interests of one such account, Heartland Group, Inc., a series investment company for which Heartland Advisors serves as investment advisor, relates to more than 5% of the class.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

          Not Applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not Applicable.

Item 9.   Notice of Dissolution of Group.

          Not Applicable.

Item 10.  Certification.

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                  SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:    August 9, 1995

                          HEARTLAND ADVISORS, INC.

                          By:  PATRICK J. RETZER
                                  Patrick J. Retzer
                                  Vice President/Treasurer


                          HEARTLAND GROUP, INC.

                          By:  PATRICK J. RETZER
                                  Patrick J. Retzer
                                  Vice President/Treasurer